EXHIBIT 99.1

T 604.682.3701 F 604.682.3600	Suite 900, 570 Granville Street ir@avino.com Vancouver, BC V6C 3P1 www.avino.com

March 20, 2012	NYSE - AMEX: ASM TSX-V: ASM Berlin & FSE: GV6

REVISED NEWS RELEASE REGARDING UPDATED TECHNICAL REPORT FOR RE-TREATMENT OF TAILINGS RESOURCE

Avino Silver and Gold Mines Ltd. (ASM: TSX.V, ASM: AMEX; “Avino” or the “Company”) is pleased to announce results from an updated Preliminary Economic Assessment (PEA) examining Tailings Retreatment Process Options for the Avino mine tailings in the Durango mining district of Mexico. The PEA was completed by Tetra Tech Wardrop (“Tetra Tech”). Development of the tailings resource is a key component of Avino’s goal of becoming a significant silver producer.

The tailings resource contains both oxide and sulphide tailings, with each requiring separate treatment methods.  The oxide tailings are the focus of the updated Preliminary Economic Assessment.

Mineral Resources

The initial NI 43-101 resource estimate on the oxide tailings was completed by Bryan Slim, MBA, P.Eng, of MineStart Management Inc. in July, 2005.  This estimate identified an indicated resource of 2 million tonnes of 95 g/t silver and 0.5 g/t gold for the oxide portion of the Avino mine tailings. The oxide tailings were produced between 1974 and 1993 from open pit mining of the main Avino vein. Cyanide heap leach tests produced recoveries of: 68% for silver, 82% for gold and 78% for silver, 87% for gold after being re-ground in the mill.

In 1993, mining of the Avino vein shifted from open pit to underground and operated in this fashion until 2001.  In that span it’s estimated that 3 million tonnes of ore was mined and processed creating the sulphide tailings resource.  Since the sulphide tailings material was not a part of this technical study, no values have been assigned except in a section where a conceptual economic value was required for purposes of demonstration.  In the model, a head grade of 37.78 g/t silver and 0.34 g/t gold was used.  Further studies are required to determine if the metal contained in the sulphide tailings is recoverable.

As previously stated, the PEA is focused on the oxide tailings only, further work is required to analyze the economics of the sulphide tailings resource.

Financial Results of the Technical Report

Tetra Tech’s long-term consensus metal prices (as of January 27, 2012) used in the base case were as follows:

•	gold – US$1,271.00/oz

•	silver – US$20.59/oz

The pre-tax financial results were as follows:

•	60% internal rate of return (IRR)

•	1.5-year payback

•	US$38.2 million net present value (NPV) at 8% discount rate.

Metal Production:

The life-of-project average tonnages, grades and metal production are indicated in Table 1.

Table 1 Metal Production from the Avino Mine Tailings

Description	Value
Total Tonnes to Mill	2,091,000
Annual Tonnes to Mill	523,000
Mine Life (Years)	4
Average Grades
Gold (g/t)	0.53
Silver (g/t)	95.5
Total Production
Gold (oz)	27,000
Silver (oz)	4,499,000
Average Annual Production
Gold ( oz)	6,750
Silver ( oz)	1,124,860

Operating Cost Summary

Table 2 gives the overall estimated cost summary for the processing facility and the G&A costs, and is based on 1,370 tons per day (“tpd”) with an availability of 92% and 365 operating days per year.  The annual operating cost for the process facilities is estimated to be US$6.3 million or US$12.74/t of tailings treated at the processing rate of 1,370 tpd.  An incremental increase in G&A operating cost is estimated to be US$750,000, or US$1.5/t of tailings treated.

Table 2Operating Cost Summary

Description	Personnel	Annual Cost (US$)	Unit Cost (US$/t Treated)
Maintenance Labour	7	175,104	0.35
Operations Labour	35	545,832	1.09
Laboratory	7	139,536	0.279
Sub-total	49	860,472	1.72
Operating Supplies	-	4,582,421	9.16
Maintenance Supplies	-	450,000	0.9
Power Supply	-	479,947	0.96
Sub-total	-	5,512,368	11.02
Total Process Operating Costs	49	6,372,840	12.74
G&A Staff	11	262,656	0.53
G&A Expenses	-	490,000	0.98
Total G&A Costs	11	752,656	1.51

Initial Capital Cost Estimate Summary

The capital cost for the Avino Mines Tailings Retreatment-Heap Leach Project has been assessed at US$29.1 million. The capital costs are summarized in Table 3.

Table 3 Capital Cost Estimate – Summary

Item/Description	Total Cost (US$)
Mining, Agglomeration, and Pad Loading	3,293,320
Process Facilities	3,905,528
Reagents/Auxiliary Services	501,750
Buildings	932,763
Leach Pad and Infrastructure	7,414,974
Power Supply and Distribution	1,457,296
Total Direct Costs	17,505,632
EPCM, QA and Vendor Representatives	2,658,728
Freight and Construction Indirects	3,146,235
Contingency	5,828,000
Total Indirect Costs	11,632,964
Total Project Capital Cost Estimate	29,138,596

Summary of Financial Results

Tetra Tech evaluated the base case using consensus gold and silver prices of US$1,271.00/oz and US$20.59/oz, respectively. The pre-tax financial model was established on a 100% equity basis, excluding debt financing and loan interest charges.  The financial results for the base case and for an alternative case based on spot metal prices as of February 23, 2012 are presented in Table 4.

Table 4 Summary of Pre-Tax Financial Results

Description	Base case	Spot prices case
Gold Price (US$/oz)	1,271.00	1,770.00
Silver Price (US$/oz)	20.59	34.00
Total Payable Metal Value (‘000 US$)	121,971	192,624
Refining (‘000 US$)	4,488	4,488
Total NIV (‘000 US$)	117,483	188,136
Transportation, Insurance (‘000 US$)	176	282
At-mine Revenue (‘000 US$)	117,306	187,854
Royalties (‘000 US$)	0	0
Operating Costs (‘000 US$)	32,156	32,156
Operating Cash Flow (‘000 US$)	85,150	155,698
Capital Expenditure, Including Reclamation and Salvage (‘000 US$)	28,765	28,765
Net Cash Flow (‘000 US$)	56,386	126,933
DCF NPV (‘000 US$) at:
0.00%	56,386	126,933
5.00%	44,181	103,742
8.00%	38,199	92,288
10.00%	34,669	85,493
Payback (years)	1.5	0.8
IRR	60%	125%

Recommendations

It is recommended that the following tasks could be executed for making a production decision for the Avino Tailings Retreatment Project:

•	Drill the tailings resource to increase confidence and move to reserve category.

•	Run assay and metallurgical test works to confirm the deposit and the recoveries for silver and gold.

•	Prepare an economic analysis for the treatment of both oxide and sulphide tailings material.

Note on Mineral Resources

Mineral resources that are not mineral reserves do not have demonstrated economic viability. This assessment is preliminary in nature as it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable to them to be categorized as mineral reserves. At this time there is no certainty that the preliminary assessment and economics will be realized.

Qualified Person for the Technical Report

The Technical Report was prepared by Hassan Ghaffari, P.Eng, a qualified person (QP) under National Instrument 43-101. A NI 43-101 compliant technical report will be filed on SEDAR within 45 days of the date of this press release.

About Avino

Founded in 1968, Avino's mission is to create shareholder value through profitable organic growth at the historic Avino property near Durango, Mexico. We are committed to managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the community in which we operate.

Our primary goal is to build a multi-million ounce-per-year silver producer. Our specific objectives are to achieve full time commercial production as soon as possible, expand resources, reserves and the mines output as well as to identify, explore and develop new targets on the property.

Avino remains in a good financial position; is debt free and well-funded to continue its development plans.

ON BEHALF OF THE BOARD

“David Wolfin”
________________________________
David Wolfin
President & CEO

This news release includes certain forward-looking statements or information.  All statements other than statements of historical fact included in this release, including, without limitation, statements relating to the potential mineralization and geological merits of the Avino mine property and other future plans, objectives or expectations of Avino Silver and Gold Mines Ltd. (the "Company") are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  Important factors that could cause actual results to differ materially from the Company's plans or expectations include risks relating to the actual results of current exploration activities, fluctuating gold prices, possibility of equipment breakdowns and delays, exploration cost overruns, availability of capital and financing, general economic, market or business conditions, regulatory changes, timeliness of government or regulatory approvals and other risks detailed herein and from time to time in the filings made by the Company with securities regulators.  The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as otherwise required by applicable securities legislation. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators. Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.